UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FURIEX PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

36106P101
(CUSIP Number)

with a copy to:
Tyndall Capital Partners, L.P.	Allen B. Levithan, Esq.
599 Lexington Avenue	Lowenstein Sandler PC
Suite 4100	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 446-2460	(973) 597-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	36106P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Tyndall Capital Partners, L.P.
13-3594570

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	700,000*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	700,000*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.1%*

14.	Type of Reporting Person (See Instructions): PN

*As of June 28, 2010, Tyndall Institutional Partners, L.P., a Delaware limited partnership (“Tyndall Institutional”), holds 217,023 shares of the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Tyndall Partners, L.P., a Delaware Limited Partnership (“Tyndall Partners”, and together Tyndall Institutional, the “Funds”), holds 482,977 Shares.  Tyndall Capital Partners, L.P., a Delaware Limited Partnership (“Tyndall”), is the general partner of the Funds and possesses the sole power to vote and direct the disposition of all Shares held by the Funds.  Thus, as of June 28, 2010, for purposes of Reg. Section 240.13d-3, Tyndall is deemed to beneficially own 700,000 Shares, or 7.1% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Item 2.           Identity and Background.

       The person filing this statement is Tyndall Capital Partners, L.P., a Delaware limited partnership (“Tyndall”).  Tyndall is the general partner of (i) Tyndall Institutional Partners, L.P., a Delaware limited partnership (“Tyndall Institutional”), and (ii) Tyndall Partners, L.P., a Delaware limited partnership (“Tyndall Partners”, and together with Tyndall Institutional, the “Funds”).  Jeffrey Management, LLC, a Delaware limited liability company (“Jeffrey Management”), is the general partner of Tyndall.  Mr. Jeffrey Halis, a citizen of the United States, serves as the manager of Jeffrey Management.  The Funds invest in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, swaps, and other securities of various kind and nature.  Each of the Funds, Tyndall, Jeffrey Management and Mr. Halis has a business address located at 599 Lexington Avenue, Suite 4100, New York, New York 10022.

       During the past five years, none of the Funds, Tyndall, Jeffrey Management, or Mr. Halis have been convicted in any criminal proceedings, nor have any of the above been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which any of the above were or are now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       All funds used to purchase Shares on behalf of Tyndall Partners come directly from the net assets of Tyndall Partners.  Tyndall Partners purchased an aggregate of 482,977 Shares for a total purchase price of $4,790,471.42.  All funds used to purchase Shares on behalf of Tyndall Institutional come directly from the net assets of Tyndall Institutional.  Tyndall Institutional purchased an aggregate of 217,023 Shares for a total purchase price of $2,152,775.24.

Item 4.   Purpose of Transaction.

       The Funds purchased the Shares because Tyndall believed the Shares to be undervalued.  Tyndall intends to work with the Company to explore all available strategic options for increasing the value of the Shares, including exchanging views with the Company's management and Board of Directors, and possibly other shareholders, concerning the strategic direction of the Company.  Depending upon that strategic review and Tyndall's opinion of the future of the Company, the Funds may purchase additional Shares or dispose of Shares at any time, or from time to time.

Item 5.   Interest in Securities of the Issuer.

       Based upon the information provided by the Company there were 9,881,340 Shares issued and outstanding as of June 15, 2010.  As of the date hereof, Tyndall Partners holds 482,977 Shares and Tyndall Institutional holds 217,023 Shares.  Tyndall possesses the sole power to vote and direct the disposition of all Shares held by the Funds.  Thus, as of the date hereof, for the purposes of Reg. section 240.13d-3, Tyndall is deemed beneficially to own 700,000 Shares, or 7.1% of the Shares deemed issued and outstanding as of that date.

       Other than the open-market purchases set forth below, during the sixty days on or prior to June 16, 2010 and from June 16, 2010 to the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Tyndall, the Funds, Mr. Halis or any person or entity controlled by them or him or any person or entity for which they or he possesses voting or investment control over the securities thereof.

Entity	Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)1
Tyndall Partners	6/3/2010	Purchase	61	Shares	$ 15.1739
Tyndall Institutional	6/4/2010	Purchase	15,500	Shares	$ 13.8191
Tyndall Partners	6/4/2010	Purchase	34,439	Shares	$ 13.8188
Tyndall Institutional	6/7/2010	Purchase	6,996	Shares	$ 12.2439
Tyndall Partners	6/7/2010	Purchase	15,500	Shares	$ 12.2431
Tyndall Institutional	6/8/2010	Purchase	17,873	Shares	$ 11.0254
Tyndall Partners	6/8/2010	Purchase	39,700	Shares	$ 11.0251
Tyndall Institutional	6/9/2010	Purchase	6,200	Shares	$ 10.4046
Tyndall Partners	6/9/2010	Purchase	13,731	Shares	$ 10.4037
Tyndall Institutional	6/10/2010	Purchase	2,400	Shares	$ 9.2443
Tyndall Partners	6/10/2010	Purchase	5,332	Shares	$ 9.2420
Tyndall Institutional	6/11/2010	Purchase	5,957	Shares	$ 10.2610
Tyndall Partners	6/11/2010	Purchase	13,200	Shares	$ 10.2601
Tyndall Institutional	6/14/2010	Purchase	1,641	Shares	$ 11.3072
Tyndall Partners	6/14/2010	Purchase	3,700	Shares	$ 11.3038
Tyndall Institutional	6/15/2010	Purchase	31,000	Shares	$ 9.3303
Tyndall Institutional	6/15/2010	Purchase	13,135	Shares	$ 9.8549
Tyndall Partners	6/15/2010	Purchase	29,300	Shares	$ 9.8544
Tyndall Partners	6/15/2010	Purchase	69,000	Shares	$ 9.3301
Tyndall Institutional	6/16/2010	Purchase	53,031	Shares	$ 9.1114
Tyndall Institutional	6/16/2010	Purchase	6,997	Shares	$ 9.0714
Tyndall Partners	6/16/2010	Purchase	15,500	Shares	$ 9.0706
Tyndall Partners	6/16/2010	Purchase	118,100	Shares	$ 9.1113
Tyndall Institutional	6/17/2010	Purchase	7,593	Shares	$ 9.0664
Tyndall Institutional	6/17/2010	Purchase	24,600	Shares	$ 9.1125
Tyndall Institutional	6/17/2010	Purchase	5,300	Shares	$ 8.9819
Tyndall Partners	6/17/2010	Purchase	11,700	Shares	$ 8.9809
Tyndall Partners	6/17/2010	Purchase	54,800	Shares	$ 9.1123
Tyndall Partners	6/17/2010	Purchase	17,100	Shares	$ 9.0657
Tyndall Institutional	6/18/2010	Purchase	15,700	Shares	$ 9.7109
Tyndall Institutional	6/18/2010	Purchase	3,100	Shares	$ 10.0232
Tyndall Partners	6/18/2010	Purchase	6,900	Shares	$ 10.0214
Tyndall Partners	6/18/2010	Purchase	34,914	Shares	$ 9.7106

1 Includes commissions

Item. 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Tyndall, the Funds, Jeffrey Management or Mr. Halis, and any person or entity.

Item 7.   Material to be Filed as Exhibits.

       Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2010

Tyndall Capital Partners, L.P.

By:	/s/ Noah Levy
Noah Levy, Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).